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                                              December 18, 2006




VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                           Met Investors Series Trust
                      (BlackRock Large-Cap Core Portfolio)
                     -Information Statement on Schedule 14C
                                 CIK 0001126087
                               File No. 811-10183



Ladies and Gentlemen:

     This letter reflects responses to oral comments of Robert Lamont of the staff of the Securities and Exchange Commission (the "SEC"), which were received on December 12, 2006, in connection with the preliminary information statement on Schedule 14C of Met Investors Series Trust (the "Trust"), relating to its BlackRock Large-Cap Core Portfolio (the "Portfolio"), which was filed electronically with the SEC via EDGAR on December 5, 2006. The definitive information statement is being filed with the SEC later today.

     Set forth below is each comment and the Trust's response thereto.

1.   Comment:   Include Tandy language in the response letter.

     Response:  The requested language is included at the end of this letter.

2.   Comment:   Please add a few reasons why the Trust's Board of Trustees selected BlackRock Advisors, LLC to be the Portfolio's new adviser.

     Response:  The requested disclosure has been added.

                                      * * *

     The Trust acknowledges that:

     1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

     2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

     3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

                                     Very truly yours,

                                     /s/ John L. Chilton
                                     John L. Chilton

Enclosures

cc:  Elizabeth M. Forget
     Robert N. Hickey, Esq.